Mail Stop 6010



	October 28, 2005


Kevin Kennedy
Chief Executive Officer
JDS Uniphase Corporation
1768 Automation Parkway
San Jose, California 95131

Re:	JDS Uniphase Corporation
	Amendment No. 2 to Registration Statement on Form S-4
      Filed October 26, 2005
	File No. 333-128830

Dear Mr. Kennedy:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Cash Dividends, page 40

1. We note that the cash and/or shares of JDS Uniphase common stock to be distributed as a special cash dividend will not be distributed in accordance with the liquidation preferences set forth in Agility`s certificate of incorporation. This appears to result in the holders of the more senior series of preferred stock receiving an aggregate amount which is in excess of the applicable liquidation preference contemplated by the certificate of incorporation (for example, the Series E preferred stockholders will be receiving in the aggregate an amount in excess of the $0.257 per share liquidation preference), while, presumably, the holders of the more junior series of preferred stock will receive less consideration than they would otherwise receive if the cash and/or shares of JDS Uniphase common stock to be distributed as a special cash dividend were treated as consideration received in connection with the merger. With a view towards revised disclosure, please provide us with an analysis as to why the cash and/or shares of JDS Uniphase common stock to be distributed as a special cash dividend should not be considered as a part of the total merger consideration payable under the merger agreement and, as such, distributed in accordance with the liquidation preferences set forth in Agility`s certificate of incorporation.

2. Please provide us with an analysis of whether the special cash dividend will be consistent with applicable Delaware and California state law.

Proposal No. 2, page 60

3. Please expand the disclosure to discuss the reasons the Board believes that shareholders should approve this proposal and why it is in the best interests of Agility stockholders. Disclose clearly the effect of this amendment by identifying each series of preferred stock that will lose the right to receive dividends if the proposal is approved. Provide us with an analysis as to how Agility`s board determined that its approval of the amendment to the dividend provisions contained in Agility`s certificate of incorporation is consistent with their fiduciary duties to the holders of each class and series of Agility`s capital stock.

Undertakings

4. Please also include the undertakings required by clauses (2) and
(3) of Item 512(a) of Regulation S-K.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Tim Buchmiller at (202) 551-3635 or me at
(202)
551-3800 with questions regarding our comments.

	Sincerely,



	Peggy Fisher
	Assistant Director


cc:	Michael C. Phillips, Esq. (via fax)
	Dawn Smith, Esq. (via fax)
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Kevin Kennedy
JDS Uniphase Corporation
October 28, 2005
Page 3